As filed with the Securities and Exchange Commission on February 3, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Santarus, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0734433 (I.R.S. Employer Identification Number)
10590 West Ocean Air Drive, Suite 200
San Diego, California 92130
(858) 314-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Gerald T. Proehl
President and Chief Executive Officer
Santarus, Inc.
10590 West Ocean Air Drive, Suite 200
San Diego, California 92130
(858) 314-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130 (858) 523-5400	Carey J. Fox, Esq. Vice President, Legal Affairs Santarus, Inc. 10590 West Ocean Air Drive, Suite 200 San Diego, California 92130 (858) 314-5700
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of		Offering	Aggregate Offering	Registration
Securities to be Registered	Amount to be Registered	Price per Share(1)	Price(1)(2)	Fee
Common Stock, par value $0.0001 per share (3)	9,218,165	$6.50	$59,918,073	$6,412

(1)	In accordance with Rule 457(c), the aggregate offering price of our stock is estimated solely for the calculating of the registration fees due for this filing. For the initial filing of this Registration Statement, this estimate was based on the average of the high and low sales price of our stock reported by the Nasdaq National Market on February 2, 2006, which was $6.50.

(2)	This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the registrant.

(3)	Includes rights to be issued under the registrant’s stockholder rights agreement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
(Subject to completion, dated February 3, 2006)
PROSPECTUS
9,218,165 Shares
Common Stock

     We may offer and sell from time to time in one or more offerings up to 9,218,165 in the aggregate of shares of our common stock that we may issue to the selling stockholder listed in the section beginning on page 26 of this prospectus. The shares of common stock offered under this prospectus by the selling stockholder are issuable to Kingsbridge Capital Limited, or Kingsbridge, pursuant to a common stock purchase agreement between Kingsbridge and ourselves dated February 3, 2006 and a warrant we issued to Kingsbridge on that date. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.
     The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 27. We will not be paying any underwriting discounts or commissions in this offering. We will pay the expenses incurred in registering the shares, including legal and accounting fees.
     Our common stock is quoted on The Nasdaq National Market under the symbol “SNTS.” The last reported sale price for our common stock on February 2, 2006 was $6.69 per share.
     Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” on Page 5.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

PROSPECTUS SUMMARY
     The following summary highlights information contained in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 5, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. Unless the context requires otherwise, in this prospectus the terms “Santarus,” “we,” “us” and “our” refer to Santarus, Inc., a Delaware corporation. References to “selling stockholder” refers to the stockholder listed herein under the heading “Selling Stockholder” on page 26, who may sell shares from time to time as described in this prospectus.
SANTARUS, INC.
     We are a specialty pharmaceutical company focused on acquiring, developing and commercializing proprietary products to enhance the quality of life for patients with gastrointestinal diseases and disorders. Our current products are immediate-release formulations of omeprazole, a widely prescribed proton pump inhibiter, or PPI. We launched our first product, Zegerid® Powder for Oral Suspension 20 mg, in October 2004 and launched Zegerid Powder for Oral Suspension 40 mg in February 2005. We submitted a new drug application, or NDA, for Zegerid Capsules 40 mg and 20 mg to the U.S. Food and Drug Administration, or FDA, in April 2005 and submitted an NDA for Zegerid Chewable Tablets 40 mg and 20 mg to the FDA in May 2005.
     Our headquarters are located at 10590 West Ocean Air Drive, Suite 200, San Diego, California 92130. Our telephone number is (858) 314-5700. Our web site address is www.santarus.com. Information contained on our web site is not incorporated into, and does not constitute any part of, this prospectus. We have received U.S. and European Union, or EU, trademark registration for our corporate name, Santarus®. We also have received U.S. trademark registration and have applied for trademark registration in the EU, Canada and Japan for our brand name, Zegerid®, and have applied for trademark registration for various other names. All other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.
EQUITY FINANCING WITH KINGSBRIDGE CAPITAL
     On February 3, 2006, we entered into a Committed Equity Financing Facility, or CEFF, with Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, the lesser of up to $75 million or up to 8,853,165 shares of our common stock. In connection with the CEFF, we entered into a common stock purchase agreement and registration rights agreement with Kingsbridge, both dated February 3, 2006, and on that date we also issued a warrant to Kingsbridge to purchase 365,000 shares of our common stock at a price of $8.2836 per share. This warrant is fully exercisable beginning six months after February 3, 2006 and for a period of five years thereafter.
     The common stock purchase agreement entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to an aggregate of the lesser of up to $75 million or up to 8,853,165 shares of our common stock, subject to certain conditions and restrictions. The shares of common stock that may be issued to Kingsbridge under the common stock purchase agreement and the warrant will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to the registration rights agreement, we have filed a registration statement of which this prospectus is a part, covering the possible resale by Kingsbridge of any shares that we may issue to Kingsbridge under the common stock purchase agreement or upon exercise of the warrant. Through this prospectus, the selling stockholder may offer to the public for resale shares of our common stock that we may issue to Kingsbridge pursuant to the common stock purchase agreement, or that Kingsbridge may acquire upon exercise of the warrant.
     For a period of 36 months from the first trading day following the effectiveness of this prospectus, we may, from time to time, at our discretion, and subject to certain conditions that we must satisfy, draw down funds under the CEFF by selling shares of our common stock to Kingsbridge. The purchase price of these shares will be at a discount ranging from 6 to 10 percent of the volume weighted average of the price of our common stock for each of the eight trading days following our election to sell shares, or “draw down” under the CEFF. The discount on each of these eight trading days will be determined as follows:

	PERCENT OF VWAP
VWAP*	(APPLICABLE DISCOUNT)
Greater than $11.50 per share	94%	(6)%
Less than or equal to $11.50 per share but greater than $8.50 per share	92%	(8)%
Less than or equal to $8.50 per share but greater than or equal to $2.50 per share	90%	(10)%

*	As set forth in the common stock purchase agreement, “VWAP” means the volume weighted average price (the aggregate sales price of all trades of our common stock during each trading day divided by the total number of shares of common stock traded during that trading day) of our common stock during any trading day as reported by Bloomberg, L.P. using the AQR function. The VWAP and corresponding discount will be determined for each of the eight trading days during a draw down pricing period.
     During the eight trading day pricing period for a draw down, if the VWAP for any one trading day is less than the greater of (i) $2.50 or (ii) 85 percent of the closing price of our common stock for the trading day immediately preceding the beginning of the draw down period, the VWAP from that trading day will not be used in calculating the number of shares to be issued in connection with that draw down, and the draw down amount for that pricing period will be reduced by one-eighth of the draw down amount we had initially specified. In addition, if trading in our common stock is suspended for any reason for more than three consecutive or non-consecutive hours during any trading day during a draw down pricing period, that trading day will not be used in calculating the number of shares to be issued in connection with that draw down, and the draw down amount for that pricing period will be reduced by one eighth of the draw down amount we had initially specified.
     The maximum number of shares of common stock that we can issue pursuant to the CEFF is 8,853,165 shares. An additional 365,000 shares of common stock are issuable if Kingsbridge exercises the warrant that we issued to it in connection with its entry into the CEFF. We intend to exercise our right to draw down amounts under the CEFF, if and to the extent available, at such times as we have a need for additional capital and when we believe that sales of stock under the CEFF provide an appropriate means of raising capital.
     Our ability to require Kingsbridge to purchase our common stock is subject to various limitations. Each draw down is limited to a maximum of 2.5 percent of the closing price market value of our outstanding shares of common stock at the time of the draw down, or $10 million, whichever is less. Unless Kingsbridge agrees otherwise, a minimum of three trading days must elapse between the expiration of any draw down pricing period and the beginning of the next draw down pricing period. Kingsbridge is not obligated to purchase shares at prices below $2.50 per share.
     During the term of the CEFF, we may not enter into any equity line or other financing that is substantially similar to the CEFF, under which we agree to issue any shares of common stock or securities of any type that are, or may become, convertible or exchangeable into shares of common stock where the purchase, conversion or exchange price for such common stock is determined using any floating discount or other post-issuance adjustable discount to the market price of common stock. Any future issuance by us of a convertible security that contains provisions that adjust the conversion price of such convertible security solely in the event of stock splits, dividends, distributions or similar events is permitted so long as such convertible security does not contain a provision that adjusts the conversion price as a result of any issuances of new securities after the issue date of the convertible security at a price below the then effective conversion price of the convertible security, or as a result of any decline in the market price of the common stock after the issue date of the convertible security, other than a decline resulting directly from stock splits, dividends, distributions or similar events including, without limitation, the type of conversion price adjustments customarily found in a firm commitment Rule 144A offering to qualified institutional buyers.
     The issuance of our common stock under the CEFF or upon exercise of the Kingsbridge warrant will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each stockholder will be diluted as a result of the issuance. Although the number of shares of common stock that stockholders presently own will not decrease, these shares will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of common stock to Kingsbridge. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Such issuances will have a dilutive effect and may further decrease our stock price.

     Kingsbridge agreed in the common stock purchase agreement that during the term of the CEFF, neither Kingsbridge nor any of its affiliates, nor any entity managed or controlled by it, will enter into any short sale of any shares of our common stock as defined in Regulation SHO promulgated under the Securities Exchange Act of 1934, as amended.
     Before Kingsbridge is obligated to buy any shares of our common stock pursuant to a draw down, the following conditions, none of which is in Kingsbridge’s control, must be met:
•	Each of our representations and warranties in the common stock purchase agreement shall be true and correct in all material respects as of the date when made and as of the draw down exercise date as though made at that time, except for representations and warranties that are expressly made as of a particular date.

•	We shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the common stock purchase agreement, the registration rights agreement and the warrant to be performed, satisfied or complied with by us.

•	We shall have complied in all material respects with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the common stock purchase agreement and the consummation of the transactions it contemplates.

•	The registration statement, which includes this prospectus, shall have previously become effective and shall remain effective.

•	We shall not have knowledge of any event that could reasonably be expected to have the effect of causing the registration statement applicable to Kingsbridge’s resale of shares of our common stock to be suspended or otherwise ineffective.

•	Trading in our common stock shall not have been suspended by the Securities and Exchange Commission, or the SEC, the Nasdaq National Market or the National Association of Securities Dealers and trading in securities generally on the Nasdaq National Market shall not have been suspended or limited.

•	No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority which prohibits the consummation of any of the transactions contemplated by the common stock purchase agreement.

•	No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against us or any of our officers, directors or affiliates seeking to enjoin, prevent or change the transactions contemplated by the common stock purchase agreement.

•	We shall have sufficient shares of common stock, calculated using the closing trade price of the common stock as of the trading day immediately preceding a draw down, registered under the registration statement to issue and sell such shares in accordance with such draw down.

•	The warrant to purchase 365,000 shares of our common stock shall have been duly executed, delivered and issued to Kingsbridge, and we shall not be in default in any material respect under the warrant.

•	Kingsbridge shall have received an opinion from our outside legal counsel in the form previously agreed to.

•	We shall be current on all undisputed expense invoices that we are required to pay under the common stock purchase agreement.
     There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the common stock purchase agreement or that we will be able to draw down any portion of the amounts available under the CEFF.

     We also entered into a registration rights agreement with Kingsbridge. Pursuant to the registration rights agreement, we have filed a registration statement, which includes this prospectus, with the SEC relating to Kingsbridge’s resale of any shares of common stock purchased by Kingsbridge under the common stock purchase agreement or issued to Kingsbridge as a result of the exercise of the Kingsbridge warrant. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the common stock purchase agreement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a blackout notice to Kingsbridge to suspend the use of this prospectus and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement of which this prospectus is a part is not effective in circumstances not permitted by the registration rights agreement, then we must pay amounts to Kingsbridge, or issue Kingsbridge additional shares in lieu of payment, calculated by means of a varying percentage of an amount based on the number of shares held by Kingsbridge that were purchased pursuant to the draw down and the change in the market price of our common stock between the date the blackout notice is delivered (or the registration statement is not effective) and the date the prospectus again becomes available.
     Kingsbridge may, upon one business day’s notice to us, terminate the CEFF if the we enter into a transaction prohibited by the common stock purchase agreement without Kingsbridge’s prior written consent or within ten trading days after Kingsbridge obtains knowledge of a material adverse event relating to our business. Kingsbridge may also terminate the CEFF upon one business day’s notice to us at any time in the event that a registration statement is not maintained effective in accordance with the registration rights agreement. We may terminate the CEFF upon one business day’s notice to Kingsbridge, except that we may not terminate the CEFF during any draw down pricing period. In addition, either we or Kingsbridge may terminate the CEFF upon one business day’s notice if the other party has breached a material representation, warranty or covenant to the common stock purchase agreement and such breach is not remedied within ten trading days after notice of such breach is delivered to the breaching party.
     The foregoing summary of the CEFF does not purport to be complete and is qualified by reference to the common stock purchase agreement, the registration rights agreement and the warrant, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

RISK FACTORS
     In evaluating our business, you should consider the following discussion of risk factors, in addition to other information contained in this report as well as our other public filings with the Securities and Exchange Commission.
     In the near-term, the success of our business will depend on many factors, including:
•	whether the U.S. Food and Drug Administration, or FDA, approves our pending new drug applications, or NDAs, for Zegerid Capsules and Zegerid Chewable Tablets for one or more of the desired indications in a timely manner or at all;

•	whether we are able to successfully launch and drive market demand for Zegerid Capsules, subject to receipt of regulatory approval, as well as continue to generate commercial sales of Zegerid Powder for Oral Suspension; and

•	whether we will be able to obtain additional financing to fund our operations.
     Each of these factors, as well as other factors that may impact our business, are described in more detail in the following discussion. Although the factors highlighted above are among the most significant, any of the following factors could materially adversely affect our business or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time, and you should consider all of the factors described when evaluating our business.
Risks Related to Our Business and Industry
At this time, we are largely dependent on the commercial success of our Zegerid products, and we cannot be certain that we will be able to successfully commercialize these products.
     We have invested a significant portion of our time and financial resources in the development and commercialization of Zegerid Powder for Oral Suspension, which is currently being marketed, and Zegerid Capsules and Zegerid Chewable Tablets, which are currently under regulatory review by the FDA. We anticipate that in the near term our ability to generate revenues will depend on the commercial success of these products, which in turn, will depend on several factors, including our ability to:
•	successfully launch Zegerid Capsules, subject to receipt of regulatory approval, and drive market demand for the product, as well as continue to generate commercial sales of Zegerid Powder for Oral Suspension, through our own sales force and our co-promotion arrangement with Otsuka America Pharmaceutical, Inc., or Otsuka America, or any other collaboration with pharmaceutical companies or contract sales organizations that we may later establish;

•	establish effective marketing programs and build brand identity;

•	obtain greater acceptance of the products by physicians, patients and third-party payors and obtain and maintain distribution at the retail level;

•	establish and maintain our agreements with wholesalers and distributors on commercially reasonable terms; and

•	demonstrate commercial manufacturing capabilities as necessary to meet commercial demand for the products and maintain commercial manufacturing arrangements with third-party manufacturers.
     We will continue to incur significant costs as we prepare for the anticipated launch of Zegerid Capsules and continue to support the commercialization of Zegerid Powder for Oral Suspension. We encountered low initial market demand for Zegerid Powder for Oral Suspension and have realized modest growth and may be unable to achieve greater market acceptance. For the nine months ended September 30, 2005, we had recognized only approximately $8.7 million in net sales of Zegerid Powder for Oral Suspension and as of September 30, 2005 had an accumulated deficit of approximately $187.5 million.
     We cannot be certain that our anticipated launch of Zegerid Capsules and continued marketing of Zegerid Powder for Oral Suspension will result in increased demand for the products. If we fail to successfully commercialize these products or are significantly delayed in doing so, we may be unable to generate sufficient revenues to sustain and grow our business and attain profitability, and our business, financial condition and results of operations will be materially adversely affected.
Our pending NDAs for Zegerid Capsules and Zegerid Chewable Tablets may not be approved by the FDA for one or more of the desired indications in a timely manner or at all, which would adversely impact our ability to commercialize these products.
     We submitted an NDA for Zegerid Capsules to the FDA in April 2005 and for Zegerid Chewable Tablets to the FDA in May 2005, seeking approval to market each product for the treatment of gastroesophageal reflux disease, or GERD, erosive esophagitis and gastric and duodenal ulcers. Under the Prescription Drug User Fee Act of 1992, or PDUFA, guidelines, we expect that the FDA will complete its review or otherwise respond to our NDAs by February 26, 2006 and March 26, 2006, respectively. In connection with its review, the FDA may request additional information from us, including data from additional clinical trials. Ultimately, the FDA may not approve Zegerid Capsules or Zegerid Chewable Tablets for one or more of our desired indications or at all. Any failures or delays associated with the FDA’s review process would adversely impact our ability to commercialize these products.
Failure of our Zegerid products to achieve and maintain market acceptance would seriously impair our ability to reach profitability.
     The commercial success of Zegerid Powder for Oral Suspension and any other subsequently-approved products will depend upon acceptance of our products by the medical community, particularly gastroenterologists and primary care physicians, as well as patients and third-party payors. Market acceptance will depend upon several factors, including:
•	the efficacy and safety of our products and our ability to differentiate our products from products offered by our competitors;

•	effectiveness of our and any collaborators’ sales and marketing efforts, as compared to the significantly greater resources of our competitors;

•	our ability to obtain sufficient third-party insurance coverage or reimbursement;

•	pricing and cost effectiveness;

•	the prevalence and severity of any adverse side effects;

•	availability of alternative treatments;

•	relative convenience and ease of administration; and

•	taste and other sensory characteristics of our products.
     In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost-effective or otherwise render our products obsolete.
If we are unable to obtain favorable reimbursement for our products, their commercial success may be severely hindered.
     Our ability to sell our products may depend in large part on the extent to which reimbursement for the costs of our products is available from private health insurers, managed care organizations, government entities and others.

Third-party payors are increasingly attempting to contain their costs. We cannot predict actions third-party payors may take, or whether they will limit the coverage and level of reimbursement for our products or refuse to provide any coverage at all. Reduced or partial reimbursement coverage could make our products less attractive to patients, suppliers and prescribing physicians and may not be adequate for us to maintain price levels sufficient to realize an appropriate return on our investment in our products or compete on price.
     In some cases, insurers and other healthcare payment organizations try to encourage the use of less expensive generic brands and over-the-counter, or OTC, products through their prescription benefits coverage and reimbursement policies. These organizations may make the generic or OTC alternatives more attractive to the patient by providing different amounts of reimbursement so that the net cost of the generic or OTC product to the patient is less than the net cost of a prescription brand product. Aggressive pricing policies by our generic or OTC product competitors and the prescription benefit policies of insurers could have a negative effect on our product revenues and profitability.
     Many managed care organizations negotiate the price of medical services and products and develop formularies for that purpose. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization’s patient population. If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic or OTC products, our market share and gross margins could be negatively affected, as could our overall business and financial condition.
     The competition among pharmaceutical companies to have their products approved for reimbursement may also result in downward pricing pressure in the industry or in the markets where our products will compete. We may aggressively discount our products in order to obtain reimbursement coverage, and we may not be successful in any efforts we take to mitigate the effect of a decline in average selling prices for our products. Any decline in our average selling prices would also reduce our gross margins.
     In addition, managed care initiatives to control costs may influence primary care physicians to refer fewer patients to gastroenterologists and other specialists. Reductions in these referrals could have a material adverse effect on the size of our potential market and increase costs to effectively promote gastrointestinal, or GI, products.
     Our account managers contact private health insurers, managed care organizations, government entities and other third-party payors, seeking reimbursement coverage for our products similar to that for branded delayed-release proton pump inhibitor, or PPI, products. The process for obtaining coverage can be lengthy and time-consuming, in some cases taking several months before a particular payor initially reviews our product, and we may ultimately be unsuccessful in obtaining coverage. Our competitors generally have larger account management organizations, as well as existing business relationships with third-party payors relating to their PPI products, as well as other portfolio products. Moreover, the current availability of generic and OTC delayed-release omeprazole products may make obtaining reimbursement coverage for our immediate-release products more difficult because our products also utilize omeprazole as the active ingredient. If we fail to successfully secure reimbursement coverage for our products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be materially adversely affected.
The market for the GI pharmaceutical industry is intensely competitive and many of our competitors have significantly more resources and experience, which may limit our commercial opportunity.
     The pharmaceutical industry is intensely competitive, particularly in the GI field, where currently marketed products are well-established and successful. Competition in our industry occurs on a variety of fronts, including developing and bringing new products to market before others, developing new technologies to improve existing products, developing new products to provide the same benefits as existing products at lower cost and developing new products to provide benefits superior to those of existing products. In addition, our ability and that of our competitors to compete in our industry will depend upon our and their relative abilities to obtain and maintain intellectual property protection for products.
     Many of our competitors are large, well-established companies in the pharmaceutical field. Our competitors include, among others, AstraZeneca plc, TAP Pharmaceutical Products Inc., Wyeth, Altana, Eisai Co., Ltd., Johnson & Johnson, Axcan Pharma Inc., Ferring Pharmaceuticals A/S, Merck & Co., Inc., Novartis AG, Pfizer Inc., Salix Pharmaceuticals, Inc., Shire Pharmaceuticals Group plc and The Procter & Gamble Company. Many of these companies already offer products in the U.S. and Europe that target GERD and other GI diseases and disorders that we target. Given our relatively small size and the entry of our new products into a market characterized by well-established drugs, we may not be able to compete effectively.

     In addition, many of our competitors, either alone or together with their collaborative partners, may have significantly greater experience in:
•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	formulating and manufacturing drugs;

•	obtaining FDA and other regulatory approvals of drugs; and

•	launching, marketing, distributing and selling drugs.
     As a result, they may have a greater ability to undertake more extensive research and development, manufacturing, marketing and other programs. Many of these companies may succeed in developing products earlier than we do, completing the regulatory process and showing safety and efficacy of products more rapidly than we do or developing products that are more effective than our products. Further, the products they develop may be based on new and different technology that may involve faster mechanisms of action than our products or exhibit other benefits relative to our products.
     Many of these companies also have significantly greater financial and other resources than we do. Larger pharmaceutical companies typically have significantly larger field sales force organizations and invest significant amounts in advertising and marketing their products, including through the purchase of television advertisements and the use of other direct-to-consumer methods. As a result, these larger companies are able to reach a greater number of physicians and reach them more frequently than we can with our smaller sales organization. It is also possible that our competitors may be able to reduce their cost of manufacturing so that they can aggressively price their products and secure a greater market share to our detriment. In addition, our competitors may be able to attract and retain qualified personnel and to secure capital resources more effectively than we can. Any of these events could adversely affect our business.
Our Zegerid products will compete with many other drug products focused on upper GI diseases and disorders which could put downward pressure on pricing and market share and limit our ability to generate revenues.
     Our Zegerid products will compete with many prescription and OTC products, including:
          Prescription Products:
•	PPIs: AstraZeneca plc’s Prilosec® and Nexium®, TAP Pharmaceutical Product Inc.’s Prevacid®, Wyeth’s and Altana’s Protonix®, Johnson & Johnson’s and Eisai Co., Ltd.’s Aciphex®, and generic omeprazole, among others; and

•	H2-receptor antagonists: Merck & Co., Inc.’s Pepcid®, GlaxoSmithKline plc’s Zantac® and Tagamet® and Braintree Laboratories, Inc.’s Axid®, among others.

Over-the-Counter Products:

•	PPIs: The Procter & Gamble Company’s Prilosec OTC®;

•	H2-receptor antagonists: Pfizer Inc.’s Zantac, GlaxoSmithKline plc’s Tagamet, and Johnson & Johnson’s and Merck & Co., Inc.’s Pepcid AC® and Pepcid Complete®, among others; and

•	Antacids: Johnson & Johnson’s and Merck and Co., Inc.’s Mylanta®, Novartis AG’s Maalox®, Pfizer Inc.’s Rolaids® and GlaxoSmithKline plc’s Gaviscon® and Tums®, among others.

     In addition, various companies are developing new products, including motility agents, reversible acid inhibitors, cytoprotective compounds and new PPIs. We may be required to compete with these or other new products that have greater efficacy, faster onset of action or other benefits relative to our products.
     Many of the currently marketed competitive products are available in generic formulations. For example, there are several generic delayed-release omeprazole products currently available in 10 mg and 20 mg dose strengths in the U.S. market, and we anticipate that over time additional generic delayed-release omeprazole products, including 40 mg dose strengths, as well as other generic delayed-release PPIs, will enter the market. In addition, with the introduction of Prilosec OTC, delayed-release omeprazole is available in a 20 mg dose as an OTC product. We anticipate that generic OTC delayed-release omeprazole products, as well as other OTC delayed-release PPI products will also enter the market. The existence of generic and OTC delayed-release PPI products could make it more difficult for branded prescription PPI products, including our Zegerid products, to gain or maintain market share and could cause prices for PPIs to drop, each of which could adversely affect our business. Moreover, the current availability of generic and OTC delayed-release omeprazole products may have an additional impact on demand and pricing for our current and future immediate-release products because our products also utilize omeprazole as the active ingredient.
We have only recently established our sales and marketing capabilities and we will need to retain qualified sales and marketing personnel and collaborate successfully with our co-promotion partner, Otsuka America, to successfully commercialize our Zegerid products and any other products that we develop, acquire or license.
     We began the commercial sale of Zegerid Powder for Oral Suspension 20 mg in October 2004 and Zegerid Powder for Oral Suspension 40 mg in February 2005, and thus our company has relatively limited experience in selling and marketing our products. In connection with the launch of these products, we established our greater than 250-member commercial organization, including approximately 200 field sales representatives who target high-prescribing gastroenterologists and primary care physicians treating GI diseases and disorders in the U.S. To the extent we are not successful in retaining qualified sales and marketing personnel, we will not be able to effectively market our currently approved product or any future products.
     In addition, we entered into a non-exclusive agreement with Otsuka America in October 2004, which was subsequently amended in January 2006, under which Otsuka America co-promotes Zegerid Powder for Oral Suspension, and has agreed to co-promote Zegerid Capsules (subject to receipt of regulatory approval), to U.S. physicians. While our agreement with Otsuka America requires its sales representatives to promote our products in a minimum number of first position sales calls to target physicians, we cannot be sure that Otsuka America’s efforts will be successful or that our own sales force, together with any efforts made by Otsuka America to promote our products, will generate sufficient awareness or demand for our products. Even if we determine to pursue a relationship with another pharmaceutical company or contract sales organization to facilitate our sales efforts, we may not be able to enter into agreements with these entities on commercially reasonable terms, or at all. Any revenues we receive from sales of our products generated by Otsuka America or any other third parties will depend upon the efforts of those other parties, which in many instances will not be within our control. If we are unable to maintain our co-promotion agreement with Otsuka America or to effectively establish an alternative arrangement to market our products more broadly than we can through our internal sales force, our business could be adversely affected. In addition, in order to cover all of the PPI prescribing physicians at the same level of reach and frequency as our competitors with branded PPI products, we and Otsuka America would need to significantly expand our collective sales force beyond current levels or we would need to partner with another company with a substantial primary care sales organization.
If we are unable to manufacture our products on a commercial basis, our commercialization efforts will be materially harmed.
     Although we have commenced commercial manufacturing of Zegerid Powder for Oral Suspension and are preparing for commercial manufacturing of Zegerid Capsules, the quantities that our supplier is able to manufacture in the future may fail to meet our quality specifications or may not be sufficient to meet potential commercial demand for the products. Any problems or delays experienced in the commercial manufacturing of Zegerid Powder for Oral Suspension or Zegerid Capsules may impair our ability to manufacture commercial quantities of the products, which would limit our ability to sell the products and would adversely affect our business. While we believe we ultimately could redesign our manufacturing processes or identify alternative suppliers in response to problems we may encounter as we prepare for commercial manufacturing, it could take significant time to do so and may require regulatory approval, and our products may not be available from alternate manufacturers at favorable prices.

We do not currently have any manufacturing facilities and instead rely on third-party manufacturers.
     We have no manufacturing facilities, and we rely on third-party manufacturers to provide us with an adequate and reliable supply of our products on a timely basis. Our manufacturers must comply with U.S. regulations, including the FDA’s current good manufacturing practices, applicable to the manufacturing processes related to pharmaceutical products, and their facilities must be inspected and approved by the FDA and other regulatory agencies as part of their business. In addition, because many of our key manufacturers are located outside of the U.S., they must also comply with applicable foreign laws and regulations.
     We have limited control over our third-party manufacturers, including with respect to regulatory compliance and quality assurance matters. Any delay or interruption of supply related to a third-party manufacturers’ failure to comply with regulatory or other requirements would limit our ability to make sales of our products. Any manufacturing defect or error discovered after products have been produced and distributed could result in even more significant consequences, including costly recall procedures, re-stocking costs, damage to our reputation and potential for product liability claims. With respect to our products still under development, if the FDA finds significant issues with any of our manufacturers during the FDA’s pre-approval inspection process, the approval of those products could be delayed while the manufacturer addresses the FDA’s concerns, or we may be required to identify and obtain the FDA’s approval of a new supplier. This could result in significant delays before manufacturing of our products can begin, which in turn would delay commercialization of our products. In addition, the importation of pharmaceutical products into the U.S. is subject to regulation by the FDA, and the FDA can refuse to allow an imported product into the U.S. if it is not satisfied that the product complies with applicable laws or regulations.
     We rely on a single third-party manufacturer located outside of the U.S., Patheon Inc., for the supply of Zegerid Powder for Oral Suspension, and we are obligated under our supply agreement to purchase a significant portion of our requirements of this product from Patheon. In addition, we rely on OSG Norwich Pharmaceuticals, Inc., located in New York, as the current sole third party manufacturer of Zegerid Capsules. We also currently rely on a single third-party supplier located outside of the U.S., Union Quimico Farmaceutica, S.A., or Uquifa, for the supply of omeprazole, which is the active pharmaceutical ingredient in each of our current products. We are obligated under our supply agreement with Uquifa to purchase all of our requirements of omeprazole from this supplier. Any significant problem that our sole source suppliers experience could result in a delay or interruption in the supply to us until the supplier cures the problem or until we locate an alternative source of supply. In addition, because our sole source suppliers provide manufacturing services to a number of other pharmaceutical companies, our suppliers may experience capacity constraints or chose to prioritize one or more of their other customers over us.
     Although alternative sources of supply exist, the number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture pharmaceutical products or active pharmaceutical ingredients on a commercial scale is very limited, and it would take a significant amount of time to arrange for alternative manufacturers. Any new supplier of products or active pharmaceutical ingredients would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such products or ingredients. The FDA may require us to conduct additional clinical trials, collect stability data and provide additional information concerning any new supplier before we could distribute products from that supplier. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new supplier to bear significant additional costs which may be passed on to us. In addition, we have not entered into commercial supply agreements for our chewable tablet product and may not be able to establish or maintain commercial manufacturing arrangements for that product on commercially reasonable terms.
Regulatory approval to market Zegerid Powder for Oral Suspension is limited by the FDA to those specific indications and conditions for which we are able to support clinical safety and efficacy, and any approval we may receive for our products under development will be similarly limited.
     Any regulatory approval is limited to those specific diseases and indications for which our products are deemed to be safe and effective by the FDA. Zegerid Powder for Oral Suspension has been approved by the FDA for the treatment of heartburn and other symptoms associated with GERD, treatment and maintenance of healing of erosive esophagitis, treatment of duodenal and gastric ulcers and the reduction of risk of upper GI bleeding in critically ill patients. In addition to the FDA approval required for new formulations, any new indication to an approved product also requires FDA approval. If we are not able to obtain FDA approval for any desired future indications for our products, our ability to effectively market and sell our products may be reduced and our business will be adversely affected.
     While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, our regulatory approvals will be limited to those indications that are specifically submitted to the FDA for review. These “off-label” uses are common across medical specialties and may constitute an appropriate treatment for many patients in varied circumstances. Regulatory authorities in the U.S. generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications by pharmaceutical companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow FDA rules and guidelines relating to promotion and advertising may cause the FDA to delay its approval or refuse to approve a product, the suspension or withdrawal of an approved product from the market, recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution, any of which could harm our business.
We are subject to ongoing regulatory review of Zegerid Powder for Oral Suspension, and we will be subject to ongoing regulatory review of any of our other products that may be approved in the future.
     Zegerid Powder for Oral Suspension and any of our future products under development which may be approved for sale by the FDA will continue to be subject to extensive regulation. These regulations impact many aspects of our operations, including the manufacture, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the products. The FDA also may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. For example, in connection with the approval of our NDAs for Zegerid Powder for Oral Suspension, we have committed to evaluate the product in pediatric populations, and we are currently working with the FDA on the final designs of the studies. In addition, the subsequent discovery of previously unknown problems with the product may result in restrictions on the product, including withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, disgorgement of money, operating restrictions and criminal prosecution.
     In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.
     Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.
     In addition, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning record keeping and control procedures. Any failure to comply with the regulations may result in significant criminal and civil penalties as well as damage to our credibility in the marketplace.
     Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.
Our resources are currently dedicated to our Zegerid family of products, and we may be unable to expand our product portfolio or integrate new products successfully.
     Our product development, clinical research and commercialization activities are currently dedicated to developing our Zegerid family of products. Because each of these products — powder for oral suspension, capsules and chewable tablets — is derived from the same technology licensed from the University of Missouri, each product is vulnerable to substantially the same risks stemming from potential patent invalidity, misappropriation of intellectual property by third parties, reliance upon a third-party for patent prosecution and maintenance and unexpected early termination of our license agreement. Our ability to successfully commercialize our products could also be jeopardized by the emergence of a single competitive product that exhibits greater efficacy, more rapid onset of action or other benefits relative to our products.
     Our success will depend in part on our ability to develop and commercialize future products based on different technology than the technology on which the Zegerid family of products is based. Our internal development efforts will be time-consuming and expensive and may not be successful in developing new products. We may not be able to identify appropriate licensing or acquisition opportunities to diversify our pipeline of products. Even if we identify an appropriate product, competition for it may be intense. We may not be able to successfully negotiate the terms of a license or acquisition agreement on commercially acceptable terms. The negotiation of agreements to obtain rights to additional products or to acquire companies or their products or product lines could divert our management’s time and resources from other elements of our existing business. Moreover, we may be unable to finance the licensing or other acquisition of a new product or an acquisition target. If we issue shares of our common stock in one or more significant acquisitions, our stockholders could suffer significant dilution of their ownership interests. We might also incur debt or experience a decrease in cash available for our operations, or incur contingent liabilities and amortization expenses relating to identifiable intangible assets, in connection with any future acquisitions.
     Even if we can develop or acquire new products, our growth and acquisition strategy depends upon the successful integration of licensed or acquired products or companies with our existing products and business. Any failure of this integration process could delay new product development and introduction, impair our ability to market and sell our products and adversely affect our reputation.
Any products we develop in the future likely will require significant product and clinical development activities and ultimately may not be approved by the FDA, and any failure or delays associated with these activities or the FDA’s approval of such products would increase our costs and time to market.
     We face substantial risks of failure inherent in developing pharmaceutical products. The pharmaceutical industry is subject to stringent regulation by many different agencies at the federal, state and international levels. Our products must satisfy rigorous standards of safety and efficacy before the FDA and any foreign regulatory authorities will approve them for commercial use.
     Product development is generally a long, expensive and uncertain process. Successful development of product formulations depends on many factors, including:
•	our ability to select key components, establish a stable formulation and optimize taste and other sensory characteristics;

•	our ability to develop a formulation that demonstrates our intended safety and efficacy profile; and

•	our ability to transfer from development stage to commercial-scale operations and the costs associated with commercial manufacturing.
     Any delays we encounter during our product development activities would in turn adversely affect our ability to commercialize the product under development.
     Once we have manufactured formulations of our products that we believe will be suitable for pivotal clinical testing, we then must complete our clinical testing, and failure can occur at any stage of testing. These clinical tests must comply with FDA and other applicable regulations. We may encounter delays or rejections based on our inability to enroll enough patients to complete our clinical trials. We may suffer significant setbacks in advanced clinical trials, even after showing promising results in earlier trials. The results of later clinical trials may not replicate the results of prior clinical trials. Based on results at any stage of clinical trials, we may decide to discontinue development of a product. We, or the FDA, may suspend clinical trials at any time if the patients participating in the trials are exposed to unacceptable health risks or if the FDA finds deficiencies in our applications to conduct the clinical trials or in the conduct of our trials. Moreover, not all products in clinical trials will receive timely, or any, regulatory approval.
     Even if clinical trials are completed as planned, their results may not support our assumptions or our product claims. The clinical trial process may fail to demonstrate that our products are safe for humans or effective for their intended uses. Our product development costs will increase and our product revenues will be delayed if we experience delays in testing or regulatory approvals or if we need to perform more or larger clinical trials than planned. In addition, such failures could cause us to abandon a product entirely. If we fail to take any current or future product from the development stage to market, we will have incurred significant expenses without the possibility of generating revenues, and our business will be adversely affected.
We are subject to new legislation, regulatory proposals and managed care initiatives that may increase our costs of compliance and adversely affect our ability to market our products, obtain collaborators and raise capital.
     There have been a number of legislative and regulatory proposals aimed at changing the healthcare system and pharmaceutical industry, including reductions in the cost of prescription products, changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products, proposals concerning reimportation of pharmaceutical products and proposals concerning safety matters. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 provides a new Medicare prescription drug benefit, which became effective in January 2006, and mandates other reforms. Although we cannot predict the full effect on our business of the implementation of this new legislation, it is possible that the new benefit, which is managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our products and generate revenues. It is also possible that other proposals will be adopted. As a result of the new Medicare prescription drug benefit or any other proposals, we may determine to change our current manner of operation, provide additional benefits or change our contract arrangements, any of which could harm our ability to operate our business efficiently, obtain collaborators and raise capital.
We face a risk of product liability claims and may not be able to obtain adequate insurance.
     Our business exposes us to potential liability risks that may arise from the clinical testing of our products and the manufacture and sale of Zegerid Powder for Oral Suspension and any other products we ultimately commercialize. These risks exist even if a product is approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. Any product liability claim or series of claims brought against us could significantly harm our business by, among other things, reducing demand for our products, injuring our reputation and creating significant adverse media attention and costly litigation. Plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Any judgment against us that is in excess of our insurance policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Although we have product and clinical trials liability insurance with a coverage limit of $10.0 million, this coverage may prove to be inadequate. Furthermore, we cannot be certain that our current insurance coverage will continue to be available for our commercial or clinical trial activities on reasonable terms, if at all. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets, including our intellectual property.
We rely on third parties to perform many necessary services for our commercial products, including services related to the distribution, storage and transportation of our products.
     We have retained third-party service providers to perform a variety of functions related to the sale and distribution of our products, key aspects of which are out of our direct control. For example, we rely on one third-party service provider to provide key services related to warehousing and inventory management, distribution, contract administration and chargeback processing, accounts receivable management and call center management. We place substantial reliance on this provider as well as other third-party providers that perform services for us, including entrusting our inventories of products to their care and handling. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we utilize third parties to perform various other services for us relating to sample accountability and regulatory monitoring, including adverse event reporting, safety database management and other product maintenance services. If the quality or accuracy of the data maintained by these service providers is insufficient, our ability to continue to market our products could be jeopardized or we could be subject to regulatory sanctions. We do not currently have the internal capacity to perform these important commercial functions, and we may not be able to maintain commercial arrangements for these services on reasonable terms.
Our reliance on third-party clinical investigators and clinical research organizations may result in delays in completing, or a failure to complete, clinical trials or we may be unable to use the clinical data gathered if they fail to comply with regulatory requirements or perform under our agreements with them.
     As an integral component of our clinical development programs, we engage clinical investigators and clinical research organizations, or CROs, to enroll patients and conduct and manage our clinical studies. As a result, many key aspects of this process have been and will be out of our direct control. If the CROs and other third parties that we rely on for patient enrollment and other portions of our clinical trials fail to perform the clinical trials in a satisfactory manner and in compliance with applicable U.S. and foreign regulations, or fail to perform their obligations under our agreements with them, we could face significant delays in completing our clinical trials. For example, the FDA has inspected and will continue to inspect certain of our CROs’ operations and trial procedures and may issue notices of any observations of failure to comply with FDA-approved good clinical practices and other regulations. If our CROs or clinical investigators are unable to respond to such notices of observations in a satisfactory manner or otherwise resolve any issues identified by the FDA or other regulatory authorities, we may be unable to use the data gathered at those sites. To the extent a single CRO conducts clinical trials for us for multiple products, the CRO’s failure to comply with U.S. and foreign regulations could negatively impact each of the trials. If these clinical investigators and CROs do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for or successfully commercialize our products.
If we are unable to attract and retain key personnel, our business will suffer.
     We are a small company and, as of January 31, 2006, had less than 350 employees. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical, manufacturing, product development, business development and sales and marketing personnel. We may not be able to recruit and retain qualified personnel in the future, particularly for sales and marketing positions, if we are unable to generate increased market demand for our Zegerid products, due to competition for personnel among pharmaceutical businesses, and the failure to do so could have a significant negative impact on our future product revenues and business results.
     Our success depends on a number of key senior management personnel, particularly Gerald T. Proehl, our President and Chief Executive Officer. Although we have employment agreements with our executive officers, these agreements are terminable at will at any time with or without notice and, therefore, we cannot assure you that we will be able to retain their services. In addition, although we have a “key person” insurance policy on Mr. Proehl, we do not have “key person” insurance policies on any of our other employees that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, replacement could be difficult and may take an extended period of time and could impede significantly the achievement of our business objectives.
Risks Related to Our Financial Results and Need for Financing
We have incurred significant operating losses since our inception, and we expect to incur significant additional operating losses and may not achieve profitability.
     The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve profitability. We have been engaged in developing and commercializing drugs and have consistently generated operating losses since our inception in December 1996. Our commercial activities, and continued product development and clinical activities will require significant expenditures. For the nine months ended September 30, 2005, we had recognized only approximately $8.7 million in net sales of our products, and, as of September 30, 2005, we had an accumulated deficit of approximately $187.5 million. We expect to continue to incur additional operating losses and capital expenditures as we support the anticipated launch of Zegerid Capsules and continued marketing of Zegerid Powder for Oral Suspension, and continue our product development and clinical research programs.
We will need to raise additional funds to continue our operations and we may be unable to raise capital when needed.
     We believe that our current cash, cash equivalents and short-term investments, together with potential proceeds available from the Committed Equity Financing Facility, or CEFF, with Kingsbridge, will be sufficient to fund our operations for at least the next 12 months; however, our projected revenue may decrease or our expenses may increase and that would lead to our cash resources being consumed before that time. Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities. We may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. We likely will pursue raising additional funds during 2006 to support the further commercialization of our Zegerid products.
     In May 2005, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission, which was declared effective in June 2005. On August 22, 2005, we sold 7,350,000 shares of our common stock that were registered under the shelf registration statement. The shelf registration statement may permit us, from time to time, to offer and sell up to an additional approximately $43.8 million of equity or debt securities. However, there can be no assurance that we will be able to complete any such offerings of securities. Factors influencing the availability of additional financing include the progress of our commercial activities, investor perception of our prospects and the general condition of the financial markets, among others.
     In February 2006, we entered into the CEFF which may entitle us to sell and obligate Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to the lesser of $75 million or 8,853,165 shares, subject to certain conditions and restrictions. However, there can be no assurance that we will be able to complete any draw downs under the CEFF. Factors influencing our ability to complete draw downs include conditions such as a minimum price for our common stock; the accuracy of representations and warranties made to Kingsbridge; effectiveness of the registration statement of which this prospectus is a part; and the continued listing of our stock on the Nasdaq National Market.
     We cannot be certain that our existing cash and marketable securities resources, including under the CEFF, will be adequate, and failure to obtain adequate financing may adversely affect our ability to continue to operate as a going concern. We also cannot be certain that additional funding will be available to us on acceptable terms, or at all. For example, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our products or proprietary technologies, or grant licenses on terms that are not favorable to us. To the extent that we raise additional capital by issuing equity securities, our stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. If adequate funds are not available on terms acceptable to us at that time, our ability to achieve profitability or to respond to competitive pressures would be significantly limited, and we may be required to delay, scale back or eliminate some or all of our product and clinical development programs, delay the launch of our future products or restructure our business.
Our quarterly financial results are likely to fluctuate significantly because our sales prospects are uncertain.
     Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because the commercial success of, and demand for, Zegerid Powder for Oral Suspension and Zegerid Capsules (subject to receipt of regulatory approval), as well as any other products we may develop are uncertain and therefore our sales prospects are uncertain. The level of our revenues, if any, and results of operations at any given time will be based primarily on the following factors:
•	our ability to obtain regulatory approval for Zegerid Capsules, Zegerid Chewable Tablets and any other products we develop;

•	commercial success of Zegerid Powder for Oral Suspension and Zegerid Capsules (subject to receipt of regulatory approval);

•	our ability to maintain a productive sales force;

•	demand and pricing of products we may offer;

•	physician and patient acceptance of our products;

•	levels of third-party reimbursement for our products;

•	interruption in the manufacturing or distribution of our products;

•	results of our clinical trials;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	legislative changes affecting the products we may offer or those of our competitors; and

•	the effect of competing technological and market developments.
     It will be difficult for us to forecast demand for our products with any degree of certainty, particularly during the early stages of our sales efforts for our products. In addition, we will continue to incur significant operating expenses as we continue to support the marketing of our Zegerid products. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.
Our short operating history makes it difficult to evaluate our business and prospects.
     We were incorporated in December 1996 and have only been conducting operations with respect to our Zegerid family of products since January 2001. We launched the commercial sale of our first product in October 2004. Our operations to date have involved organizing and staffing our company, acquiring, developing and securing our technology, undertaking product development and clinical trials for our products, commercially launching Zegerid Powder for Oral Suspension and preparing for the commercial launch of Zegerid Capsules. We have limited experience selling and marketing our products, and we have not yet demonstrated an ability to successfully commercialize our products. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing products.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.
     Accounting methods and policies for specialty pharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this report.
     For example, in accordance with new standards finalized in December 2004, the Financial Accounting Standards Board is requiring all companies to treat the fair value of stock options granted to employees as an expense effective no later than the beginning of the first fiscal year beginning after June 15, 2005. Currently, we are generally not required to record compensation expense in connection with stock option grants to employees, and we have relied heavily on stock options to motivate existing employees and attract new employees. For the quarter ending March 31, 2006, we and other companies will be required to record a compensation expense equal to the fair value of each stock option granted. The change will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The specific impact of the new standards, however, cannot be predicted at this time because it will depend on levels of stock options or other share-based payments granted in the future. When we are required to expense the fair value of stock option grants, it may reduce the attractiveness of granting stock options. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees.
Risks Related to Our Intellectual Property and Potential Litigation
The protection of our intellectual property rights is critical to our success and any failure on our part to adequately secure such rights would materially affect our business.
     We regard the protection of patents, trademarks and other proprietary rights that we own or license as critical to our success and competitive position. Laws and contractual restrictions, however, may not be sufficient to prevent unauthorized use or misappropriation of our technology or deter others from independently developing products that are substantially equivalent or superior to our products.
     Patents. Our commercial success will depend in part on the patent rights we have licensed or will license and on patent protection for our own inventions related to the products that we market and intend to market. Our success also depends on maintaining these patent rights against third-party challenges to their validity, scope or enforceability. Our patent position is subject to the same uncertainty as other biotechnology and pharmaceutical companies. For example, the U.S. Patent and Trademark Office, or PTO, or the courts may deny, narrow or invalidate patent claims, particularly those that concern biotechnology and pharmaceutical inventions.
     We may not be successful in securing or maintaining proprietary or patent protection for our products, and protection that we have and do secure may be challenged and possibly lost. Our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property rights. Other drug companies may be able to develop generic versions of our products if we are unable to maintain our proprietary rights. For example, although we believe that we have valid patent protection in the U.S. for our products until at least 2016, it is possible that generic drug makers will attempt to introduce generic immediate-release omeprazole products similar to ours prior to the expiration of our patents. Any patents related specifically to our Zegerid products will be method and/or formulation patents and will not protect the use of the active pharmaceutical ingredient outside of the formulations covered by the patents and patent applications licensed to or owned by us. In addition, our competitors or other third parties, including generic drug companies, may challenge the scope, validity or enforceability of our patent claims. As a result, these patents may be narrowed in scope, invalidated or deemed unenforceable and may fail to provide us with any market exclusivity or competitive advantage even after our investment of significant amounts of money. We also may not be able to protect our intellectual property rights against third-party infringement, which may be difficult to detect. If we become involved in any dispute regarding our intellectual property rights, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business.

     To date, five U.S. patents have been issued relating to technology we license from the University of Missouri and several U.S. patent applications are pending. In addition, several international or foreign counterpart patent applications are pending or have issued. The initial U.S. patent from the University of Missouri does not have corresponding international or foreign counterpart applications and there can be no assurance that we will be able to obtain foreign patent rights to protect our products in all foreign countries of interest. We consult with the University of Missouri in its pursuit of the patent applications that we have licensed, but the University of Missouri remains primarily responsible for prosecution of the applications. We cannot control the amount or timing of resources that the University of Missouri devotes on our behalf. It may not assign as great a priority to prosecution of patent applications relating to technology we license as we would if we were undertaking such prosecution ourselves. As a result of this lack of control and general uncertainties in the patent prosecution process, we cannot be sure that any additional patents will ever be issued. Issued patents generally require the payment of maintenance or similar fees to continue their validity. We rely on the University of Missouri to do this, subject to our obligation to provide reimbursement, and the University’s failure to do so could result in the forfeiture of patents not maintained.
     On August 22, 2005, an unidentified third party filed a Request for Ex Parte Reexamination of U.S. Patent No. 6,699,885 in the PTO. U.S. Patent No. 6,699,885 is one of five currently issued patents providing coverage for the Zegerid family of products, which are licensed to us under our license agreement with the University of Missouri. U.S. Patent No. 6,699,885 generally relates to methods for treating gastric acid related disorders by administering a composition consisting essentially of a PPI and a buffering agent, where a minimum serum concentration of the PPI is achieved within certain time periods. We subsequently received notice that the PTO had granted the Request for Reexamination. The reexamination process is provided for by law and requires the PTO to consider the scope and validity of the patent based on substantial new questions of patentability raised by a third party or the PTO. Because we and the University of Missouri believe that the scope and validity of the patent claims in this patent are appropriate and that the PTO’s prior issuance of the patent was correct, we, in conjunction with the University of Missouri, will vigorously defend the patent position. It is not feasible to predict whether we and the University of Missouri ultimately will succeed in maintaining the scope and validity of the claims of this patent during reexamination. If the patent claims in this patent ultimately are narrowed substantially by the PTO, the extent of the patent coverage afforded to our Zegerid family of products could be impaired, which could potentially harm our business and operating results.
     Trade Secrets and Proprietary Know-how. We also rely upon unpatented proprietary know-how and continuing technological innovation in developing our products. Although we require our employees, consultants, advisors and current and prospective business partners to enter into confidentiality agreements prohibiting them from disclosing or taking our proprietary information and technology, these agreements may not provide meaningful protection for our trade secrets and proprietary know-how. Further, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. Others may independently develop similar or equivalent trade secrets or know-how. If our confidential, proprietary information is divulged to third parties, including our competitors, our competitive position in the marketplace will be harmed and our ability to successfully penetrate our target markets could be severely compromised.
     Trademarks. Our trademarks will be important to our success and competitive position. We have received U.S. and European Union, or EU, trademark registration for our corporate name, Santarus®. We also have received U.S. trademark registration and have applied for trademark registration in the EU, Canada and Japan for our brand name, Zegerid®, and have applied for trademark registration for various other names and logos. The EU trademark application for our brand name, Zegerid, is currently in an opposition proceeding. Any objections we receive from the PTO, foreign trademark authorities or third parties relating to our pending applications could require us to incur significant expense in defending the objections or establishing alternative names. There is no guarantee we will be able to secure any of our pending trademark applications with the PTO or comparable foreign authorities.
     If we do not adequately protect our rights in our various trademarks from infringement, any goodwill that has been developed in those marks would be lost or impaired. We could also be forced to cease using any of our trademarks that are found to infringe upon or otherwise violate the trademark or service mark rights of another company, and, as a result, we could lose all the goodwill which has been developed in those marks and could be liable for damages caused by any such infringement or violation.

Third parties may choose to file patent infringement claims against us, which litigation would be costly, time consuming and distracting to management and could be materially adverse to our business.
     The products we currently market, and those we may market in the future, may infringe patent and other rights of third parties. In addition, our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell products either in the U.S. or international markets. Intellectual property litigation in the pharmaceutical industry is common, and we expect this to continue. In particular, intellectual property litigation among companies targeting the treatment of upper GI diseases and disorders is particularly common and may increase due to the large market for these products.
     AstraZeneca plc, as well as other competitors and companies, including aaiPharma, TAP Pharmaceutical Products Inc. and Takeda Chemical Industries Ltd., hold various other patents relating to omeprazole and PPI products generally and could file an infringement suit claiming our current products infringe their patents. Our third-party manufacturers may also receive claims of infringement and could be subject to injunctions and temporary or permanent exclusionary orders in the U.S. or in the countries in which they are based. While we believe that we would have meritorious defenses to such claims, the outcome of any such litigation is uncertain and defending such litigation would be expensive, time-consuming and distracting to management.
     If we or our third-party manufacturers are unsuccessful in any challenge to our rights to market and sell our products, we may be required to license the disputed rights, if the holder of those rights is willing, or to cease marketing the challenged products, or, if possible, to modify our products to avoid infringing upon those rights. If we or our third-party manufacturers are unsuccessful in defending our rights, we could be liable for royalties on past sales or more significant damages, and we could be required to obtain and pay for licenses if we are to continue to manufacture and sell our products. These licenses may not be available and, if available, could require us to pay substantial upfront fees and future royalty payments. Any patent owner may seek preliminary injunctive relief in connection with an infringement claim, as well as a permanent injunction, and, if successful in the claim, may be entitled to lost profits from infringing sales, attorneys’ fees and interest and other amounts. Any damages could be increased if there is a finding of willful infringement. Even if we and our third-party manufacturers are successful in defending an infringement claim, the expense, time delay and burden on management of litigation could have a material adverse effect on our business.
Our Zegerid products depend on technology licensed from the University of Missouri and any loss of our license rights would harm our business and seriously affect our ability to market our products.
     Our approved product and our products under development are based on patented technology and technology for which patent applications are pending that we have exclusively licensed from the University of Missouri. A loss or adverse modification of our technology license from the University of Missouri would materially harm our ability to develop and commercialize our current products and other products based on that licensed technology that we may attempt to develop or commercialize in the future. The University of Missouri may claim that new patents or new patent applications that result from new research performed by the University of Missouri are not part of the licensed technology.
     The licenses from the University of Missouri expire in each country when the last patent for licensed technology expires in that country and the last patent application for licensed technology in that country is abandoned. In addition, our rights under the University of Missouri license are subject to early termination under specified circumstances, including our material and uncured breach of the license agreement or our bankruptcy or insolvency. Further, we are required to use commercially reasonable efforts to develop and sell products based on the technology we licensed from the University of Missouri to meet market demand. If we fail to meet these obligations in specified countries, after giving us an opportunity to cure the failure, the University of Missouri can terminate our license or render it nonexclusive with respect to those countries. To date, we believe we have met all of our obligations under the University of Missouri agreement. However, in the event that the University of Missouri is able to terminate the license agreement for one of the reasons specified in the license agreement, we would lose our rights to develop, market and sell our current Zegerid products and we would not be able to develop, market and sell future products based on those licensed technologies.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers or otherwise breached the terms of agreements with former employers.
     Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. In addition, certain of our employees are parties to non-compete, non-solicitation and non-disclosure agreements with their prior employers. We may be subject to claims that these employees or we have inadvertently or otherwise breached these non-compete and non-solicitation agreements or used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize products, which could severely harm our business.
Risks Related to the Securities Markets and Ownership of Our Common Stock
Our stock price may be volatile and you may not be able to sell your shares at an attractive price.
     Our common stock had not been publicly traded prior to our initial public offering, which was completed in April 2004, and an active trading market may not develop or be sustained. We have not paid cash dividends since our inception and do not intend to pay cash dividends in the foreseeable future. Therefore, investors will have to rely on appreciation in our stock price and a liquid trading market in order to achieve a gain on their investment. The market prices for securities of specialty pharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. Investors may not be able to sell their shares at or above the offering price. For example, during the year ended December 31, 2005, the trading prices for our common stock ranged from a high of $9.19 to a low of $2.80, and on January 31, 2006, the closing trading price for our common stock was $6.27.
     The trading price of our common stock may continue to fluctuate substantially as a result of one or more of the following factors:
•	announcements concerning our commercial activities, product development programs, results of our clinical trials or status of our regulatory submissions;

•	the publication of prescription trend data concerning our products or competitive products;

•	regulatory developments and related announcements in the U.S., including announcements by the FDA, and foreign countries;

•	disputes or other developments concerning proprietary rights, including patents and trade secrets, litigation matters, and our ability to patent or otherwise protect our products and technologies;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	changes in, or our failure to meet or exceed, investors’ and securities analysts’ expectations;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	actual or anticipated fluctuations in our or our competitors’ quarterly or annual operating results;

•	sales of large blocks of our common stock, including sales by Kingsbridge, our executive officers, directors or venture capital investors;

•	announcements concerning draw downs under the CEFF, takedowns under our existing shelf registration statement or other developments relating to the CEFF, shelf registration statement or our other financing activities;

•	our entering into licenses, strategic partnerships and similar arrangements, or the termination of such arrangements;

•	acquisition of products or businesses by us or our competitors;

•	announcements made by, or events affecting, our co-promotion partner, our suppliers or other third parties that provide services to us;

•	litigation and government inquiries; or

•	economic and political factors, including wars, terrorism and political unrest.
Our stock price could decline and our stockholders may suffer dilution in connection with future issuances of equity or debt securities.
     Although we believe that our current cash, cash equivalents and short-term investments, together with potential proceeds available from the CEFF with Kingsbridge, will be sufficient to fund our operations for at least the next 12 months, we likely will pursue raising additional funds during 2006 to support the further commercialization of our Zegerid products. Accordingly, we may conduct substantial future offerings of equity or debt securities, which, in turn, could cause our stock price to decline. In February 2006, we entered into the CEFF which may entitle us to sell and obligate Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to the lesser of $75 million or 8,853,165 shares, subject to certain conditions and restrictions. In May 2005, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission, which was declared effective in June 2005. On August 22, 2005, we sold 7,350,000 shares of our common stock that were registered under the shelf registration statement. The shelf registration statement may permit us, from time to time, to offer and sell up to an additional approximately $43.8 million of equity or debt securities. Some of these securities may be shares of our common stock or securities convertible into shares of our common stock and all of these securities would be available for immediate resale in the market. We may issue and sell all of these securities at any time and from time to time until the date that is two years from the date of effectiveness of the registration statement. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will also result in dilution to investors. The market price of our common stock could fall as a result of resales of any of these shares of common stock due to an increased number of shares available for sale in the market.
Future sales of our common stock by our stockholders may depress our stock price.
     Persons who were our stockholders prior to the sale of shares in our initial public offering continue to hold a substantial number of shares of our common stock that they generally are currently able to sell in the public market. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock. Moreover, the holders of a substantial number of shares of common stock, including shares issuable upon exercise of outstanding warrants, may have rights, subject to certain conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders.
     We have also registered all common stock that we may issue under our employee benefits plans. As a result, these shares can be freely sold in the public market upon issuance, subject to restrictions under the securities laws. In addition, certain of our executive officers, including our president and chief executive officer, have established programmed selling plans under Rule 10b5-1 of the Securities Exchange Act for the purpose of effecting sales of common stock, and other employees and affiliates, including our directors and other executive officers, may choose to establish similar plans in the future. If any of our stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.
     The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.
We are exposed to increased costs and risks related to complying with recently enacted and proposed changes in laws and regulations.
     Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by the Nasdaq National Market, will result in increased costs to us. In particular, we are incurring additional administrative expense as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our independent registered public accounting firm to attest to, our internal controls as of December 31, 2005, and we will incur additional administrative expenses as we continue to comply with Section 404 for future periods. In addition, the new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. If we fail to comply with any of these laws or regulations, or if our auditors cannot timely attest to our evaluation of our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence in our corporate governance or internal controls, which could have an adverse effect on our business and our stock price.
Our executive officers and directors and their affiliates may exercise influence over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders.
     Our executive officers and directors and their affiliates together control approximately 12.3% of our outstanding common stock, as of September 30, 2005. As a result, these stockholders may collectively be able to influence matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interests of all stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.
     Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could adversely affect our stock price and prevent attempts by our stockholders to replace or remove our current management.
     Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
     These provisions include:
•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising business matters or nominating directors at stockholders’ meetings.
     We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.
     In addition, in November 2004, we adopted a stockholder rights plan. Although the rights plan will not prevent a takeover, it is intended to encourage anyone seeking to acquire our company to negotiate with our board prior to attempting a takeover by potentially significantly diluting an acquirer’s ownership interest in our outstanding capital stock. The existence of the rights plan may also discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.
Risks Related To The Committed Equity Financing Facility With Kingsbridge
The Committed Equity Financing Facility that we entered into with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional “blackout” or other payments to Kingsbridge, and may result in dilution to our stockholders.
     The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to an aggregate of $75 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for our common stock; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; effectiveness of the registration statement of which this prospectus is a part; and the continued listing of our stock on the Nasdaq National Stock market. In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting our business, operations, properties or financial condition and if such condition continues for a period of 10 days from the date Kingsbridge provides us notice of such material and adverse event. If we are unable to access funds through the CEFF, or if the CEFF is terminated by Kingsbridge, we may be unable to access capital on favorable terms or at all.
     We are entitled in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the registration statement of which this prospectus is a part and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement is not effective in circumstances not permitted by the agreement, then we must make a payment to Kingsbridge, or issue Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares held by Kingsbridge (exclusive of shares that Kingsbridge may hold pursuant to exercise of the Kingsbridge warrant) and the change in the market price of our common stock during the period in which the use of the registration statement is suspended. If the trading price of our common stock declines during a suspension of the registration statement, the blackout or other payment could be significant.
     Should we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of a blackout payment, it will have a dilutive effective on the holdings of our current stockholders, and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of up to 10 percent from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing, and may further decrease our share price.

FORWARD-LOOKING STATEMENTS
     Any statements in this prospectus and the information incorporated herein by reference about our expectations, beliefs, plans, objectives, assumptions or future events or performance that are not historical facts are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” or “would.” Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation: whether the FDA approves our pending NDAs for Zegerid Capsules and Zegerid Chewable Tablets for one or more of the desired indications in a timely manner or at all; our ability to achieve and maintain market acceptance of and demand for our Zegerid products; our ability to obtain additional financing to support our operations; unexpected adverse side effects or inadequate therapeutic efficacy of our products that could delay or prevent product development or commercialization, or that could result in product recalls or product liability claims; the scope and validity of patent protection for our products and our ability to commercialize our products without infringing the patent rights of others; competition from other pharmaceutical or biotechnology companies; other difficulties or delays in development, testing, manufacturing and marketing of and obtaining regulatory approval for any of our products or products under development; our ability to fully utilize the CEFF as a source of future financings whether due to the maximum number of 8,853,165 shares issuable under the CEFF consistent with Nasdaq National Market listing requirements, Santarus’ ability to satisfy various conditions to drawdowns under the CEFF, Kingsbridge’s performance of its obligations under the CEFF or otherwise; the impact on the level of Santarus’ stock price, which may decline, in connection with the implementation of the CEFF, the filing of the related registration statement or the occurrence of any drawdowns; and other material risks described under the heading “Risk Factors” in our most recent quarterly report on Form 10-Q and in other documents incorporated by reference, as well as any amendments thereto reflected in subsequent filings with the SEC.
     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Before deciding to purchase our securities, you should carefully consider the risk factors in this prospectus, in addition to the other information set forth in this prospectus, any accompanying prospectus supplement and in the documents incorporated by reference.

USE OF PROCEEDS
     Unless otherwise indicated in any prospectus supplement, we intend to use the net proceeds from the sale of securities under this prospectus to support our sales and marketing activities relating to Zegerid Powder for Oral Suspension and the anticipated commercialization of Zegerid Capsules, to fund our research and development activities and to fund other working capital and general corporate purposes. Pending the uses described above, we plan to invest the net proceeds of this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

SELLING STOCKHOLDER
     This prospectus relates to the possible resale by the selling stockholder, Kingsbridge Capital Limited, of shares of common stock that we may issue pursuant to the common stock purchase agreement we entered into with Kingsbridge on February 3, 2006, or upon exercise of the warrant we issued to Kingsbridge. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the registration rights agreement we entered into with Kingsbridge on February 3, 2006.
     The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the common stock purchase agreement or upon exercise of the warrant.
     The following table presents information regarding Kingsbridge and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder. As used in this prospectus, the term “selling stockholder” includes Kingsbridge and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.
     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The percentage of shares beneficially owned prior to the offering is based both on 44,488,269 shares of our common stock actually outstanding as of January 31, 2006 and on the assumption that all shares of common stock issuable under the common stock purchase agreement we entered into with Kingsbridge on February 3, 2006 and all shares of common stock issuable upon exercise of the warrant held by Kingsbridge are outstanding as of that date.

Shares of Common
	Stock Beneficially			Number of	Shares of Common
	Owned Prior to the			Shares Being	Stock Beneficially
Security Holders	Offering			Offered	Owned After Offering
	Number		Percent		Number	Percent
Kingsbridge Capital Limited(1)	9,218,165	(2)	20.72%	9,218,165	—	—%

(1)	The address of Kingsbridge is Kingsbridge Capital Limited, c/o Kingsbridge Corporate Services Limited, Main Street, Kilcullen, County Kildare, Republic of Ireland.

(2)	Consists of 8,853,165 shares of common stock issuable under the common stock purchase agreement we entered into with Kingsbridge on February 3, 2006 and 365,000 shares of common stock issuable upon exercise of a warrant, which warrant is not exercisable before August 3, 2006. For the purposes hereof, we assume the issuance of all 9,218,165 shares. Maria O’Donoghue and Adam Gurney have shared voting and investment control of the securities held by Kingsbridge. Kingsbridge does not accept third party investments.

PLAN OF DISTRIBUTION
          We are registering 9,218,165 shares of common stock under this prospectus on behalf of Kingsbridge. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.
          The selling stockholder may decide not to sell any shares. The selling stockholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Kingsbridge is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Kingsbridge has advised us that it may effect resales of our common stock through any one or more registered broker-dealers. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
          The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq National Market, on the over-the-counter market, otherwise or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:
•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the Nasdaq rules;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.
          Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.
          Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq National Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:
•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.
     Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Kingsbridge and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.
     We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, as well as certain fees of counsel for the selling stockholder incurred in the preparation of the CEFF agreements and the registration statement of which this prospectus forms a part. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.
     Under the terms of the Kingsbridge common stock purchase agreement and the registration rights agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.
     At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.
     The following summary of the rights of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
     We currently have authorized 100,000,000 shares of common stock, par value $0.0001, and, as of December 31, 2005, we had 44,467,087 shares of common stock outstanding. As of December 31, 2005, we had an aggregate of 5,794,610 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our Amended and Restated 2004 Equity Incentive Award Plan and 1998 Stock Option Plan, and an aggregate of 2,287,813 shares of common stock reserved for issuance pursuant to future grants under our Amended and Restated 2004 Equity Incentive Award Plan. As of December 31, 2005, we also had 151 shares of common stock reserved for issuance under our Amended and Restated Employee Stock Purchase Plan. As of December 31, 2005, we had warrants to purchase an aggregate of 59,405 shares of our common stock outstanding.
Voting Rights
     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
Dividends
     Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor.
Liquidation
     In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.
Rights and Preferences
     The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Fully Paid and Nonassessable
     All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock
     Under the terms of our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders and subject to the limits imposed by the Delaware General Corporation Law, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power for the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock.
Stockholder Rights Plan
     On November 11, 2004, our board of directors adopted a stockholder rights plan. Our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock at the close of business on November 22, 2004. Each right entitles the registered holder thereof, after the rights become exercisable and until November 22, 2014 (or the earlier redemption, exchange or termination of the rights), to purchase from us one 1/1000th of a share of Series A Junior Participating Preferred Stock, or Series A shares, at a price of $100.00, subject to certain anti-dilution adjustments. The rights do not become exercisable until the earlier to occur of:
•	10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock (any such person or group is referred to as an acquiring person); or

•	10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock
     Each Series A share purchasable upon exercise of the rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend, if any, declared per share of common stock. In the event of liquidation, dissolution or winding up of Santarus, the holders of the Series A shares will be entitled to a preferential liquidation payment of $1,000 per share plus any accrued but unpaid dividends, provided that the holders of the Series A shares will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each Series A share will have 1,000 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A share will be entitled to receive 1,000 times the amount received per share of common stock. Series A shares will not be redeemable. Because of the nature of the Series A share’s dividend, liquidation and voting rights, the value of 1/1000th of a Series A share purchasable upon exercise of each right should approximate the value of one share of common stock.
     In the event that a person becomes an acquiring person or if Santarus were the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and the shares of common stock were not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person (which rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the then current purchase price of one right. In the event that, after a person has become an acquiring person, Santarus were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a right shall thereafter have the right to receive, upon the exercise thereof at the then current purchase price of one right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current purchase price of one right.
     The rights will expire on November 22, 2014, unless earlier redeemed, exchanged or terminated. Until a right is exercised, the rights do not convey the right to vote, receive dividends or otherwise provide the holder with any rights as a stockholder.
     The rights may be redeemed in whole, but not in part, at a price of $0.01 per right at any time prior to the time that an acquiring person has become such. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish.

Warrants
     As of December 31, 2005, there were warrants outstanding to purchase 59,405 shares of our common stock at a weighted average exercise price of $5.94. Warrants to purchase 58,121 shares terminate on May 1, 2006, warrants to purchase 428 shares terminate on October 9, 2011, warrants to purchase 428 shares terminate on October 9, 2012 and warrants to purchase 428 shares terminate on October 9, 2013. In addition, in connection with the CEFF, on February 3, 2006, we issued a warrant to purchase 365,000 shares to Kingsbridge, which warrant expires on August 3, 2011.
     Each of these warrants contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Warrants to purchase 58,121 shares have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock after deduction of the aggregate exercise price.
Registration Rights
Registration Rights Agreement with Kingsbridge
     In connection with establishing the CEFF, we entered into a registration rights agreement with Kingsbridge. Pursuant to the registration rights agreement, we have filed a registration statement, which includes this prospectus, with the SEC relating to the resale by Kingsbridge of any shares of common stock purchased by Kingsbridge under the common stock purchase agreement or issued to Kingsbridge as a result of the exercise of the Kingsbridge warrant. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the common stock purchase agreement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a blackout notice to Kingsbridge to suspend the use of this prospectus and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement of which this prospectus is a part is not effective in circumstances not permitted by the agreement, then we must pay amounts to Kingsbridge, or issue Kingsbridge additional shares in lieu of payment, calculated by means of a varying percentage of an amount based on the number of shares held by Kingsbridge and the change in the market price of our common stock between the date the blackout notice is delivered (or the registration statement is not effective) and the date the prospectus again becomes available.
Investors’ Rights Agreement
     Under our amended and restated investors’ rights agreement, certain holders of shares of our common stock issued upon the conversion of our Series B preferred stock, Series C preferred stock and Series D preferred stock in connection with our initial public offering have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file as follows:
     Demand Registration Rights
     At any time after July 6, 2004, which is three months after the completion of our initial public offering, certain holders of shares of our common stock issued upon the conversion of our Series B preferred stock, Series C preferred stock and Series D preferred stock have the right to demand that we file up to two registration statements, so long as at least 20% of their registrable securities will be registered and/or the proposed aggregate offering price of the securities registered is at least $5,000,000, subject to specified exceptions.
     Form S-3 Registration Rights
     If we are eligible to file a “short-form” registration statement on Securities and Exchange Commission Form S-3, stockholders with registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions.

     “Piggyback” Registration Rights
     If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. In addition, the underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement.
     Expenses of Registration
     Other than underwriting discounts and commissions, we will pay all expenses relating to piggyback registrations and all expenses relating to demand registrations and Form S-3 registrations so long as the aggregate amount of securities to be sold under each such registration statement exceeds the threshold amounts discussed above. However, we will not pay for the expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the stockholders initiating these registration rights, subject to specified exceptions.
     Expiration of Registration Rights
     The registration rights described above will expire on April 6, 2010, which is six years after the completion of our initial public offering. The registration rights will terminate earlier for a particular stockholder if that holder holds less than one percent of our common stock and such holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act.
University of Missouri
     We have also granted “piggyback” registration rights to the University of Missouri under a stock restriction and registration rights agreement executed concurrently with our January 2001 license agreement with the University of Missouri. These registration rights have expired under this agreement, as the registrable securities can be sold in a three-month period under Rule 144 of the Securities Act.
Delaware Takeover Statute
     We are subject to Section 203 of the DGCL. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:
•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Certificate of Incorporation and Bylaw Provisions
     Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Santarus to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote.
     In particular, our amended and restated certificate of incorporation and amended and restated bylaws provide for the following:
Staggered Board of Directors
     Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws by removing our incumbent directors.
No Written Consent of Stockholders
     Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.
Special Meetings of Stockholders
     Special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the members of the board of directors.
Advance Notice Requirement
     Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Amendment of Bylaws and Certificate of Incorporation
     The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our amended and restated bylaws by stockholder action, or to amend the provisions of our amended and restated certificate of incorporation that are described in this section or that are described under “—Limitation of Liability and Indemnification of Officers and Directors” below. These provisions will make it more difficult to circumvent the anti-takeover provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.
Issuance of Undesignated Preferred Stock
     Our board of directors is authorized to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. We currently have 100,000 shares of preferred stock designated as Series A Junior Participating Preferred Stock. As of the date of this prospectus, we did not have any shares of preferred stock outstanding. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Limitation of Liability and Indemnification of Officers and Directors
     As permitted by Section 102 of the DGCL, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
     These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
     As permitted by Section 145 of the DGCL, our amended and restated bylaws provide that:
•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.
     We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We have also purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Nasdaq National Market
     Our common stock is quoted on the Nasdaq National Market under the symbol “SNTS.”
LEGAL MATTERS
     The validity of the securities offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.
INCORPORATION BY REFERENCE
     We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.
     We incorporate by reference the following documents we have filed, or may file, with the SEC:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our Current Reports on Form 8-K filed on July 26, 2005, August 16, 2005, August 17, 2005, September 22, 2005, November 14, 2005, December 2, 2005, January 6, 2006, January 9, 2006 and February 3, 2006;

•	our proxy statement for our stockholders’ meeting on June 9, 2005;

•	the description of our common stock contained in the Registration Statement on Form 8-A filed on March 24, 2004, including any amendments or reports filed for the purpose of updating the description;

•	the description of our Series A Junior Participating Preferred Stock Purchase Rights contained in the Registration Statement on Form 8-A filed on November 17, 2004, including any amendments or reports filed for the purpose of updating the description; and

•	all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of this offering.
     You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:
Santarus, Inc.
10590 West Ocean Air Drive, Suite 200
San Diego, California 92130
(858) 314-5700

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

SEC Registration Fee	$6,412
Legal Fees and Expenses	$75,000	*
Accounting Fees and Expenses	$18,000	*
Printing Expenses	$5,000	*
Transfer Agent Fees and Expenses	$2,500	*
Miscellaneous	$8,088	*

Total	$115,000	*

*	Estimated
Item 15. Indemnification of Directors and Officers
     As permitted by Section 102 of the DGCL, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
     These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
     As permitted by Section 145 of the DGCL, our amended and restated bylaws provide that:
•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.
     Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.
Item 16. Exhibits
     A list of exhibits filed with this registration statement on Form S-3 is set forth on the Exhibit Index and is incorporated herein by reference.
Item 17. Undertakings
          (a) The undersigned registrant hereby undertakes:
               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;
provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.
               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
               (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
          (b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
          (d) The undersigned registrant hereby undertakes that:
               (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
               (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Santarus, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on February 3, 2006.

Santarus, Inc.
By:	/s/ Gerald T. Proehl
Gerald T. Proehl
President and Chief Executive Officer

POWER OF ATTORNEY
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below authorizes Gerald T. Proehl and Debra P. Crawford, and each of them, with full power of substitution and resubstitution, his true and lawful attorneys-in-fact, for him in any and all capacities, to sign any amendments (including post-effective amendments or supplements) to this registration statement or any registration statement relating to this registration statement under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC.

Signature	Title	Date

/s/ GERALD T. PROEHL Gerald T. Proehl	President, Chief Executive Officer and Director (Principal Executive Officer)	February 3, 2006
/s/ DEBRA P. CRAWFORD Debra P. Crawford	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 3, 2006
/s/ DAVID F. HALE David F. Hale	Director (Chairman of the Board of Directors)	February 3, 2006
/s/ DANIEL D. BURGESS Daniel D. Burgess	Director	February 3, 2006
/s/ MICHAEL G. CARTER, M.B., CH.B., F.R.C.P. (U.K.) Michael G. Carter, M.B., Ch.B., F.R.C.P. (U.K.)	Director	February 3, 2006
/s/ RODNEY A. FERGUSON, J.D., PH.D. Rodney A. Ferguson, J.D., Ph.D.	Director	February 3, 2006
/s/ MICHAEL E. HERMAN Michael E. Herman	Director	February 3, 2006
/s/ TED W. LOVE, M.D. Ted W. Love, M.D.	Director	February 3, 2006
/s/ KENT SNYDER Kent Snyder	Director	February 3, 2006

EXHIBIT INDEX

Exhibit Number	Description
3.1(1)	Amended and Restated Certificate of Incorporation

3.2(1)	Amended and Restated Bylaws

3.3(2)	Certificate of Designations for Series A Junior Participating Preferred Stock

4.1(2)	Form of Common Stock Certificate

4.2(3)	Amended and Restated Investors’ Rights Agreement, dated April 30, 2003, among us and the parties named therein

4.3(3)	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated May 19, 2003, among us and the parties named therein

4.4(3)†	Stock Restriction and Registration Rights Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri

4.5(3)	Form of Series C Preferred Stock Purchase Warrant

4.6(3)	Form of Common Stock Purchase Warrant

4.7(3)	Warrant to Purchase Shares of Common Stock, dated April 30, 2003, issued to Rockport Venture Securities, LLC

4.8(2)	Rights Agreement, dated as of November 12, 2004, between us and American Stock Transfer & Trust Company, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of Santarus, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C

4.14(4)	Warrant to Purchase Shares of Common Stock, dated February 3, 2006, issued by us to Kingsbridge Capital Limited

4.15(4)	Registration Rights Agreement, dated February 3, 2006, between us and Kingsbridge Capital Limited

5.1	Opinion of Latham & Watkins LLP

10.1(4)	Common Stock Purchase Agreement, dated February 3, 2006, between us and Kingsbridge Capital Limited

23.1	Consent of Ernst & Young LLP

23.2	Consent of Latham & Watkins LLP (reference is made to Exhibit 5.1)

24.1	Powers of Attorney (contained on the signature page of this registration statement)

†	Confidential treatment has been granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

(1)	Incorporated by reference to Santarus, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the Securities and Exchange Commission on May 13, 2004.

(2)	Incorporated by reference to Santarus, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2004.

(3)	Incorporated by reference to Santarus, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 23, 2003, as amended (File No. 333-111515).

(4)	Incorporated by reference to Santarus, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2006.